Exhibit 21.1

Subsidiaries of the Company

Subsidiary	State of Incorporation

Microtek Medical, Inc.	Delaware
Isolyser-MSI, Inc.	Georgia
Isolyser Investments, Inc.	Georgia
Microtek Dominicana, S.A.	Dominican Republic
Microtek Medical Europe Limited	England
Microtek Medical Foreign Sales Corporation, Inc.	Virgin Islands